MAIL STOP 05-11

April 6, 2005

Mr. Harold W. Sciotto, President
Alchemy Enterprises, Inc.
3812 N. Gallatin
Mesa, Arizona 85215

Re:	Alchemy Enterprises, Ltd.
		Form 10-SB
		File No. 0-50983
      Amendment No. 1 Filed March 3, 2005

Dear Mr. Sciotto:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. We note that you filed a Form 15-12G on November 11, 2004 to terminate your Form 10-SB registration statement filed on October 12,
2004.  A Form 15 may only be used to terminate an effective Form
10-
SB. Because the Form 10-SB did not become effective until 60 days from the date of filing, or December 11, 2004, filing the Form 15-12G on November 11 did not terminate the Form 10-SB. As such, we deem the filing of the Form 10-SB on March 3, 2005 to represent Amendment
No. 1 to the registration statement filed on October 12, 2004. Because the Form 15 was ineffective in terminating the Form 10-SB, the company`s ongoing periodic and current reporting obligation commenced December 11, 2004. Please ensure that you are current in your reporting obligation to date. This would include, by way of example only, a Form 8-K reflecting the change in control and resignation of your sole officer and director effective December 1,
2004 and a Form 10-KSB for the fiscal year ended 2004.
2. In accordance with the above comment, please indicate on the cover page that this is Amendment No. 1 to the Form 10-SB.


Part I

Item 1. Description of Business, page 3

Business of Issuer
3. Please refer to "Distribution Methods of the Products." You do not appear to have any distribution methods in place. If true, please confirm. Otherwise, elaborate on these methods.
4. Elaborate as to the date, volume and price of the products purchased from AlphaKleen. File the purchase order as an exhibit.
5. Please provide the disclosure required by Item 101(b)(6) and
(b)(8) of Regulation S-B.
6. Elaborate on the competitive environment as it exists on a more local and/or regional basis.

Item 2.  Management`s Discussion and Analysis, page 6
7. In the introductory paragraph, please disclose that have been issued an opinion by your auditors expressing substantial doubt as to your ability to continue as a going concern.
8. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the
Commission stated that it would "scrutinize ... offerings for attempts to create the appearance that the registrant... has a specific business plan, in an effort to avoid the application of Rule
419." See Securities Act Release No. 6932 (April 13, 1992). In carrying out this mandate, the staff`s assessment of your status under the definition can be based only upon the public representation of your proposed business in the instant registration statement. In this regard we also refer you to proposing Securities Act Release 33-
6891 (April 17, 1991).
Your disclosure indicates that you are a development stage company that intends to provide a specialized professional line of industrial janitorial supplies and cleaning products for restaurants, healthcare facilities, national hotel chains, correctional facilities and janitorial supply houses. In addition, you intend to offer a repair and 24-hour emergency service. The disclosure also states, however, that you have yet to commence business operations, have no operating history, no revenues, no products or services, no employees or management, no contracts or agreements with customers, and limited contact with suppliers. Furthermore, your only asset appears to be cash received from the sale of securities.
In view of the foregoing, we believe your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company, and by way of analogy, to that of a "shell company." Please disclose the blank check/shell nature of your company and revise your offering accordingly. Alternatively, revise to provide a more detailed plan of operations in accordance with Item
303(a) of Regulation S-B as more fully discussed below and affirmatively state that the company does not consider itself a blank check as the term is defined in Regulation C, Rule 419, and does not intend to merge with or acquire another company in the foreseeable future.
9. In accordance with Item 303(a) of Regulation S-B, elaborate on the company`s business plan, how it plans to generate revenues and discuss efforts being made, or contemplated, with respect to product development, marketing, sales and distribution. In this regard, discuss funds spent to date in these various areas and allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operations, including your product line, private labels, distribution channels, hiring plans, and the time frame and cost for beginning and completing each.
10. Disclose your available cash balance as of the most recent practicable date.
11. Please discuss the company`s business nature when incorporated in
May 1999.
12. Please disclose the business nature of Lynn-Cole Capital Corporation and its affiliation if any to management.
13. We note that on May 17, 2004 the company sold 830,000 shares of common stock under Rule 504 to 30 individuals. Please describe the business nature/plan of the company at the time of this offering.


Item 4.  Security Ownership of Certain Beneficial Owners and
Management, page 8
14. Please disclose the specifics of the private transaction between
Mr. Yamada and Mr. Sciotto, i.e. the date of the sale, price paid for the shares, the terms of payment and the business nature of the company at the time of the sale.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons, page 9
15. Please disclose the number of hours per week and percentage of time your sole officer and director will contribute to company business.
16. Please provide the information required by Item 401(a)(3) and
(a)(4) of Regulation S-B
17. Your Articles of Incorporation indicate that there shall be three directors. Please advise.

Item 7.  Certain Relationships and Related Transactions, page 10
18. Please provide the information required pursuant to Item
404(d)(1) of Regulation S-B, including the identification of the company`s promoter(s).

Item 8.  Description of Securities, page 10
19. Your amended articles indicate that you are authorized to issue
100,000,000 shares of common stock. Please revise throughout. In addition, your articles do not indicate that you are authorized to issue preferred shares, although the disclosure on page 11 suggests you are.
20. The statement that the shares of common stock are "fully paid and non-assessable" is a legal conclusion that you are not qualified to make. Either attribute this statement to counsel and file counsel`s consent to be named in this section, or delete it.


Part II

Item 4.  Recent Sales of Unregistered Securities, page 13
21. In the last paragraph under the subheading "Sales conducted under an exemption from registration provided under Section 4(2)," you refer to a total of 2,840,000 shares outstanding. Please confirm this number.
22. Clarify the exact dates when the May 2004 was commenced and completed.




Part F/S


Statement of Operations
23. Disclose the significant components of General and Administrative
Expense on the face of the statement of operations or in a note thereto.

Note 1 - History and Organization of the Company
24. Please revise to include a description of the nature of the development stage activities in which the company is engaged.
Please
refer to SFAS 7 paragraph 12

Note 6- Stockholders` Equity
25. It appears to us that the pre stock split shares issued by the company on August 13, 2002 should be revised to 400 consistent with your disclosures in Item 4 and elsewhere.

General
26. Please note the updating requirements for the financial statements as set forth in Item 310 (g) of Regulation S-B. Please note that your Form 10-SB goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1). As a result, your periodic reporting obligations commence upon your filing on Form 10-SB becoming effective.



Part III

27. The amended articles filed as Exhibit 3.b are not signed or dated. Please file a validly executed and dated amendment to your articles.
28. Please file the lease agreement between the company and SanAir Products be filed as an exhibit.






Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Questions on accounting issues should be directed to Raj
Rajan
at (202) 942-1941. Questions on disclosure issues may be directed to
William A. Bennett at (202) 942-0135.


Sincerely,



John Reynolds, Assistant Director
Office of Emerging Growth Companies